551 Fifth Avenue • Suite 300 New York, NY 10176 Telephone: 212-297-9871 Facsimile: 866.422.0963
e-mail: jim.lusk@abm.com
James S. Lusk Executive Vice President and Chief Financial Officer
VIA EDGAR
June 25, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Cicely LaMothe, Accounting Branch Chief

Re:
ABM Industries Incorporated
Form 10-K as of October 31, 2008
Filed on December 22, 2008
Form 10-K for the year ended October 31, 2009
Filed December 22, 2009
Schedule 14A
Filed February 1, 2010
File No. 001-08929

Ladies and Gentlemen:
On behalf of ABM Industries Incorporated (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing in a letter dated May 11, 2010. All references to years made in the responses are based on the Company’s fiscal year that ends on October 31. For your convenience, the Company’s responses are keyed to the comments in the Staff’s letter.
Form 10-K for the year ended October 31, 2008
1.
We considered your responses to comment one and previous comments as they relate to the IBM transition costs. The staff is unable to agree with the Company’s conclusion that the upfront transition costs represent an asset that should be deferred and expensed over the term of the agreement. If you continue to believe that a correction is not necessary, please provide a materiality analysis under SAB 99 and SAB 108 for this specific issue.

ABM Industries Incorporated
June 25, 2010

Response:
While the Company respects the Staff’s views about the appropriate pattern of expense recognition for these costs, the Company continues to believe that a correction for this specific issue is not necessary. Accordingly, at the Staff’s request, the Company has provided the following materiality analysis under SAB 99 and SAB 108 for this specific issue as proposed by the Staff. The Company has adjusted the previously reported 2007 financial statements to expense incurred IBM transition costs (“Transition Costs”) of $4.8 million, reduced by the previously expensed deferred Transition Costs of $0.7 million and the income tax expense impact of such adjustments of $1.6 million. The Company has also adjusted the previously reported 2008 financial statements to reverse the previous write-off of Transition Costs of $2.5 million and previously expensed deferred Transition Costs of $0.7 million, reduced by the income tax expense impact of such amounts of $1.2 million.
Quantitative Assessment

	2008				2007
		Adjust-				Adjust-
(in thousands, except for per share data)	As reported	ment	As adjusted	%	As reported	ment	As adjusted	%
Income from continuing ops	$52,731	$1,938	$54,669	3.7%	$50,647	$(2,525)	$48,122	-5.0%
Net income	45,434	1,938	47,372	4.3%	52,440	(2,525)	49,915	-4.8%
EPS — ContOps — Basic	1.04	0.04	1.08	3.8%	1.02	(0.05)	0.97	-4.9%
EPS — ContOps — Diluted	1.03	0.03	1.06	2.9%	1.00	(0.05)	0.95	-5.00%
Adjusted EBITDA from ContOps	133,456	672	134,128	0.5%	91,493	672	92,165	0.7%
Adjusted income from ContOps	56,401	410	56,811	0.7%	48,800	410	49,210	0.8%
Adjusted diluted EPS	1.10	0.01	1.11	0.9%	0.96	0.01	0.97	1.0%

Total assets	1,575,944	(588)	1,575,356	0.0%	1,132,198	(2,525)	1,129,673	-0.2%
Total equity	$644,051	$(588)	$643,463	-0.1%	$605,758	$(2,525)	$603,233	-0.4%
The adjustments in 2008 represent the reversal of the Transition Costs that were written-off in 2008 and the annual expense charge related to the Transition Costs that was recorded. The adjustments in 2007 represent the Staff’s proposed expensing of the Transition Costs as incurred, offset by the reversal of the annual expense charge that was recorded. The adjustments made to adjusted EBITDA and adjusted income from continuing operations in both 2008 and 2007 exclude the adjustments to expense the Transition Costs as incurred, as those charges would have been excluded from the Company’s presentation of adjusted EBITDA and adjusted income from continuing operations. This is consistent with the Company’s treatment of Transition Costs that were expensed as incurred in 2006. However, adjusted EBITDA and adjusted income from continuing operations includes the reversal of the annual Transition Costs expense of $0.7 million and $0.4 million (net of income taxes of $0.3 million), respectively, in both 2008 and 2007, since these expenses were previously included in earnings. The impact on total assets and equity in 2008 relates to the proposed write-off of the remaining deferred Transition Costs of $0.6 million, net of taxes of $0.3 million, at October 31, 2008.

ABM Industries Incorporated
June 25, 2010

The Company does not believe that the adjustments to expense the Transition Costs is quantitatively material in 2008 or 2007. Further, consistent with the provisions of SAB 99, quantifying a misstatement, in percentage terms, is only the first step in evaluating materiality, and cannot be used as a substitute for a full analysis of all relevant considerations. Accordingly, the Company has assessed the qualitative considerations below.
Qualitative Considerations
In evaluating the total mix of information available, the Company notes the absence of any qualitative factors that would cause the adjustment to be material. The qualitative factors believed by the Company to be relevant to this assessment are summarized below.
•
The adjustment does not mask a change in earnings or other trends, as illustrated below. Expensing the Transition Costs as incurred would not have meaningfully impacted any of the Company’s key financial metrics in 2008 and 2007. In addition, this adjustment would not change reported income into a loss.

Income from Continuing Operations

*	Includes a non-recurring benefit of approximately $37 million related to the World Trade Center insurance gain.

ABM Industries Incorporated
June 25, 2010

Net Income

*	Includes a non-recurring benefit of approximately $45 million related to the World Trade Center insurance gain, of which approximately $8 million related to discontinued operations.
•
The adjustment does not hide a failure to meet analysts’ consensus expectations. The analysts that followed the Company during 2007 and 2008 developed their estimates predominantly on adjusted continuing earnings and continuing operating cash flows and did not provide estimates based on net income. The adjustments had no impact on previously reported operating cash flows. Further, as noted above, since the Transition Costs would have been excluded from adjusted income from continuing operations and adjusted EBITDA, the related adjustments to the Company’s adjusted earnings would not have impacted the analysts’ consensus expectations.

•
The Transition Costs are considered corporate overhead and thus are allocated to the Company’s corporate segment. Analysts assess the Company’s performance primarily based on the results of its operating segments, excluding Corporate, which is not viewed as having a significant role in determining the Company’s expected future performance.

•
The Staff’s proposed accounting for the Transition Costs would essentially accelerate the recognition of expenses from 2008 to 2007. The Company believes that investors were primarily focused on the long-term transformational importance of the costs incurred under the IBM contract rather than the impact of those costs on the Company’s earnings in any single period. From the beginning of the IT transformation in 2006, investors have been transparently informed about the Company’s significant upfront and ongoing expenditures under the IT outsourcing arrangement with IBM, since such cash flows and commitments have been appropriately recognized and disclosed.

ABM Industries Incorporated
June 25, 2010

•
The Company’s historical accounting was based upon its good faith interpretation of GAAP in the absence of a prescriptive authoritative accounting model for executory contracts, and not the result of an intentional misstatement.

•	Other qualitative considerations:
•	The amount of the Transition Costs was based on an agreement with IBM and was not subject to an estimate;
•	Expensing Transition Costs would not affect compliance with any of the Company’s loan covenants or conceal an unlawful transaction; and
•
Recognizing the Transition Costs would not have resulted in a significant overall increase to management’s compensation during the period from 2007 through 2008. It should be noted that management’s compensation is based on both financial and non-financial objectives. These adjustments would have resulted in an decrease to the financial objectives aspect of management’s compensation in 2007, which would have been substantially offset by an increase in 2008. Additionally, the Company can not predict the reaction that the adjustments would have had on the compensation committee’s decisions related to non-financial objectives.

Conclusion
The Company believes that it is not probable that the judgment of a reasonable person relying on the information would have been changed or be influenced by expensing the Transition Costs as incurred. Accordingly, the Company does not believe that the previously issued 2008 and 2007 financial statements would be materially impacted (quantitatively or qualitatively) by expensing the Transition Costs as incurred, as proposed by the Staff.
2.
We considered your responses to comment one and previous comments as they relate to the goodwill impairment analysis associated with your Lighting division during 2007. The staff is unable to agree with the Company’s single scenario methodology for assessing goodwill impairment as of October 31, 2007, and we continue to question your conclusions. Please confirm or advise whether your auditors concurred with your methodology. Additionally, if you continue to believe that a correction is not necessary, please provide a materiality analysis under SAB 99 and SAB 108 for this specific issue.

Response:
The Company respects the Staff’s views about the timing of the recognition of the impairment charge related to goodwill associated with the Company’s discontinued Lighting segment. The Company continues to believe that a correction for this specific issue is not necessary. Accordingly, at the Staff’s request, the Company has provided the following materiality analysis under SAB 99 and SAB 108 for this specific issue, adjusting the Company’s previously reported financial statements to assume that the timing of the goodwill impairment charge of $4.5 million ($4.0 million, net of taxes), which was recorded during the quarter ended April 30, 2008, was recognized as of October 31, 2007, as proposed by the Staff.

ABM Industries Incorporated
June 25, 2010

The Company has been informed by its auditors that they did not object to the use of a discounted cash flow approach to estimate fair value or to the Company’s conclusion that the goodwill relating to the Lighting reporting unit was not impaired as of October 31, 2007. However, the Company has also been informed that, although the auditors did not rely solely on the Company’s valuation of the Lighting reporting unit (because they believed that certain assumptions used in the Company’s valuation were not adequately supportable), their conclusion was based upon the cumulative evidence evaluated (which included the unsolicited offer and other indications of interest, as previously discussed with the Staff). The Company further advises the Staff that this matter was not reported by its auditors as a disagreement in their 2007 SAS 61 communications. The Company reminds the Staff that the finance personnel responsible for the Company’s financial statements in 2007 are no longer with the Company.
Quantitative Assessment
In the Company’s 2008 Form 10-K, the operating results of the Company’s Lighting segment were presented as discontinued operations. Therefore, the adjustment would have no impact on income from continuing operations, adjusted income from continuing operations, adjusted EBITDA, or cash flows. From an income statement perspective, the adjustment would only impact discontinued operations and net income as shown below.

	2008				2007
		Adjust-				Adjust-
(in thousands, except for per share data)	As reported	ment	As adjusted	%	As reported	ment	As adjusted	%
Discontinued operations	$(7,297)	$4,000	$(3,297)	-54.8%	$1,793	$(4,000)	$(2,207)	-223.1%
Net income	45,434	4,000	49,434	8.8%	52,440	(4,000)	48,440	-7.6%
EPS — DiscOps — Basic	(0.14)	0.07	(0.07)	-50.0%	0.04	(0.08)	(0.04)	-223.1%
EPS — DiscOps — Diluted	(0.14)	0.08	(0.06)	-57.1%	0.04	(0.08)	(0.04)	-223.1%

Goodwill	535,772	—	535,772	0.0%	234,177	(4,500)	229,677	-1.9%
Total assets	1,575,944	—	1,575,944	0.0%	1,132,198	(4,000)	1,128,198	-0.4%
Total equity	$644,051	$—	$644,051	0.0%	$605,758	$(4,000)	$601,758	-0.7%
The Company believes that it is important to note that (i) the Company does not believe that the dollar amount of the adjustment ($4.0 million, net of taxes) is quantitatively material, and (ii) due to the small denominator, the percentage impacts of the adjustments related to discontinued operations data are mathematically amplified. Further, consistent with the provisions of SAB 99, quantifying a misstatement, in percentage terms, is only the first step in evaluating materiality, and cannot be used as a substitute for a full analysis of all relevant considerations. Accordingly, the Company has assessed the qualitative considerations below.

ABM Industries Incorporated
June 25, 2010

Qualitative Considerations
In evaluating the total mix of information available, the Company notes the following qualitative factors believed to be relevant to this assessment.
•
The proposed adjustment was not the result of an intentional misstatement, but rather relates to a judgmental accounting estimate. In preparing its 2007 consolidated financial statements, the Company made a good faith effort to make its best estimate of the fair value of the Lighting reporting unit, considering all available facts and circumstances believed to be relevant at that time.

•
The Company does not believe that the adjustment masks a change in earnings or other trends, as illustrated below (which indicates that, except for the one-time benefit recognized in 2006 related to the World Trade Center insurance gain, the Company generated approximately $50 million of net income during each of the years from 2006 to 2009).

Net Income

*	Includes a non-recurring benefit of approximately $45 million related to the World Trade Center insurance gain, of which approximately $8 million related to discontinued operations.
•
As noted in the Company’s response to question 1, analysts’ estimates for 2007 and 2008 were predominantly based on the Company’s adjusted continuing earnings and continuing operating cash flows (which exclude discontinued operations) and analysts did not provide estimates based on net income. Therefore, the goodwill impairment would not impact adjusted continuing earnings or continuing operating cash flow and the Company does not believe that the goodwill adjustment would have a material impact on analysts’ expectations or mask a change in earnings or trends of financial metrics that analysts focus on.

ABM Industries Incorporated
June 25, 2010

•
The adjustment would not change the Company’s net income into a loss. Further, although the income from discontinued operations in 2007 would be changed into a loss, the Company does not believe that a reasonable user would place importance on trend information related to discontinued operations when evaluating the future performance of the Company.

•
The Janitorial segment is the predominant driver of the Company’s financial performance. The Lighting segment was not identified as playing a significant role in the Company’s operations or profitability. Further, the classification of the Lighting segment as a discontinued operation, places less importance on the relevance of the timing of the impairment charge when evaluating the Company’s continuing operating results.

•
The Staff’s proposed accounting would essentially accelerate the recognition of the Lighting goodwill impairment charge by two quarters from 2008 to 2007. The Company noted the absence of a discernable market reaction to the disclosure of the impairment charge in 2008, and accordingly, the Company has no reason to believe that the market would have placed importance on the impairment charge had it been recognized in 2007.

•	Other qualitative considerations:
•	The timing of the goodwill impairment would not affect compliance with any of the Company’s loan covenants or conceal an unlawful transaction; and
•
The net effect from recording the goodwill impairment in 2007, instead of 2008, would not have impacted the financial objectives aspect of management’s compensation, since this portion of management’s compensation is based on income from continuing operations. It should be noted that management’s compensation is based on both financial and non-financial objectives. Therefore, the Company can not predict the reaction that the adjustments would have had on the compensation committee’s decisions related to non-financial objectives.

Conclusion
The Company believes that it is not probable that the judgment of a reasonable person relying on the information would have been changed or be influenced by accelerating the Lighting goodwill impairment charge from 2008 to 2007. Accordingly, the Company does not believe that the previously issued 2008 and 2007 financial statements would be materially impacted (quantitatively or qualitatively) for the accelerating of the Lighting goodwill impairment, as proposed by the Staff.

ABM Industries Incorporated
June 25, 2010

3.	Please also provide a materiality analysis for the two issues discussed in the previous comments on a collective basis under SAB 99 and SAB 108.
Response:
Quantitative Assessment
The following table summarizes the collective impact of expensing the Transition Costs as incurred and recording the Lighting goodwill impairment in 2007, as proposed by the Staff.

	2008				2007
		Adjust-				Adjust-
(in thousands, except for per share data)	As reported	ment	As adjusted	%	As reported	ment	As adjusted	%
Income from continuing operations	$52,731	$1,938	$54,669	3.7%	$50,647	$(2,525)	$48,122	-5.0%
Discontinued operations	(7,297)	4,000	(3,297)	-54.8%	1,793	(4,000)	(2,207)	-223.1%

Net income	45,434	5,938	51,372	13.1%	52,440	(6,525)	45,915	-12.4%

EPS — Basic	0.90	0.12	1.02	13.1%	1.06	(0.13)	0.93	-12.4%
EPS — Diluted	0.88	0.12	1.00	13.1%	1.04	(0.13)	0.91	-12.4%

Adjusted EBITDA from ContOps	133,456	672	134,128	0.5%	91,493	672	92,165	0.7%
Adjusted income from ContOps	56,401	410	56,811	0.7%	48,800	410	49,210	0.8%

Total assets	1,575,944	(588)	1,575,356	0.0%	1,132,198	(6,525)	1,125,673	-0.6%
Total equity	$644,051	$(588)	$643,463	-0.1%	$605,758	$(6,525)	$599,233	-1.1%
In addition to the Company’s analysis and conclusions to questions 1 and 2 above, the Company does not believe that the collective dollar amount of the adjustments is quantitatively material since the majority of the collective after tax impact of the $5.9 million and $6.5 million in 2008 and 2007, respectively, relate to the 2007 acceleration of the Lighting goodwill impairment of $4.0 million, which, as discussed above, is classified as discontinued operations. Further, consistent with the provisions of SAB 99, quantifying a misstatement, in percentage terms, is only the first step in evaluating materiality, and cannot be used as a substitute for a full analysis of all relevant considerations. Accordingly, the Company has assessed the qualitative considerations below.
Qualitative Considerations
In evaluating the total mix of information available, the Company notes that, in addition to the qualitative considerations presented in response to questions 1 and 2 above, the qualitative factors presented below are believed to be relevant to this assessment.
•
The collective impact of expensing the Transaction Costs and recording the Lighting goodwill impairment in 2007 (reduction of net income of 12.4%) would essentially reverse in 2008 (increase in net income of 13.1%).

•
Analysts’ estimates in 2007 and 2008 were predominantly based on the Company’s adjusted continuing earnings and continuing operating cash flows and did not include estimates based on net income. Since the adjustments would not have been included in the Company’s continuing adjusted earnings measures, the collective impact of the adjustments would not have had a meaningful impact on analysts’ expectations or mask a change in earnings or trends of those financial metrics that are important to investors.

ABM Industries Incorporated
June 25, 2010

•
The Company does not believe that the adjustment masks a change in earnings or other trends, as illustrated below (which indicates that, except for the one-time benefit recognized in 2006 related to the World Trade Center insurance gain, the Company generated approximately $50 million of net income during each of the years from 2006 to 2009).

Net Income

*	Includes a non-recurring benefit of approximately $45 million related to the World Trade Center insurance gain, of which approximately $8 million related to discontinued operations.
Conclusion
The Company believes that it is not probable that the judgment of a reasonable person relying on the information would have been changed or be influenced by the collective impact of expensing the Transition Costs as incurred and accelerating the Lighting goodwill impairment. Accordingly, the Company does not believe that the previously issued 2008 and 2007 financial statements would be materially impacted (quantitatively or qualitatively) by the collective impact of expensing of the Transition Costs as incurred and accelerating the Lighting goodwill impairment, as proposed by the Staff.

ABM Industries Incorporated
June 25, 2010

Form 10-K for the year ended October 31, 2009
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 18
4.
You disclose on page 18 and throughout the discussion of your results of operations that your company continued to experience reductions in the level and scope of services demanded by your clients, contract price compression, loss of client contracts and a decline in the level of tag work. You also disclose in your Form 10-Q for the quarter ended January 31, 2010 on page 10 that the losses of client contracts in 2009 exceeded new business. In light of these significant negative trends related to your clients, please tell us if you re-evaluated the useful lives of your customer-related intangible assets; it appears that these circumstances may warrant a revision to the remaining period of amortization. Furthermore, please also tell us whether you considered these adverse changes in the business climate as circumstances indicating that the carrying value of your customer-related intangibles may not be recoverable. Please advise and provide us with the results of your impairment testing, if applicable. For reference, see ASC 350-30-35-9 and ASC 360-10-35-21.

Response:
For purposes of context, it is noted that (i) the Company’s revenue decreased only 4% for the year ended October 31, 2009 as compared to October 31, 2008, and (ii) the Company amortizes customer-related intangible assets on an accelerated amortization method (sum-of-the-years-digits) which contemplates a higher percentage of customer contract losses in the earlier years of the estimated useful life. Accordingly, as of October 31, 2009, approximately 40% of the Company’s acquired intangible assets have been amortized even though the weighted average remaining life is approximately 11 years. As part of the Company’s periodic re-evaluation of the useful lives of its intangible assets, the Company considered all available information, including a review of actual customer turnover rates, revenues and gross profit amounts for each of its acquired customer-related intangibles. For each of the noted financial metrics (customer turnover rates, revenues and gross profit), the Company compares the percentage decrease from the date of acquisition to the percentage decrease in net book value from the date of acquisition. For example, the Company compared the percentage change of contracts remaining to the percentage of customer-related intangible asset carrying values remaining as of October 31, 2009. Based upon the most recent analysis conducted prior to the issuance of the Company’s 2009 consolidated financial statements, it was determined that an adjustment to the useful lives of the intangible assets was not warranted in 2009. Accordingly, the adverse changes in the business climate that resulted in the slight year-over-year revenue decline of 4% was not deemed a potential indicator that the carrying value of the customer-related intangibles may not be recoverable as of October 31, 2009.

ABM Industries Incorporated
June 25, 2010

The Company noted the Staff’s reference to page 10 of our January 31, 2010 10-Q indicating that losses of client contracts exceeded new business. The Company advises the Staff that this statement was not necessarily intended to indicate that the Company was losing existing client contracts at a rate faster than contemplated by its amortization model. Instead, it was intended to indicate that for the first quarter of fiscal 2010 (which is seasonally the Company’s slowest quarter), new business was not sufficient to offset recent client losses. The Company considered these circumstances when concluding in the first quarter of 2010 that (i) there was not an indication of impairment, (ii) the carrying values of the customer-related intangibles were recoverable and (iii) a revision to the useful lives of the customer-related intangibles was not warranted.
Financial Statements and Notes
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Trade Accounts Receivable Allowances, page 46
5.
Your response to comment two states that your sales allowance is estimated based on an analysis of the historical rate of sales adjustments that result from client vacancy discounts and job cancellations, among other things. As noted in comment 4, the disclosure in this Form 10-K and your Form 10-Q for the quarter ended January 31, 2010 reflects significant negative trends related to your clients. Please tell us how you determined that the historical rate of sales adjustments is an appropriate basis for your sales allowance methodology given the significant negative trends.

Response:
As disclosed in the Company’s 2009 consolidated financial statements, the “sales allowance estimate is based on an analysis of the historical rate of sales adjustments (credit memos, net of re-bills) and considers known current or expected trends (emphasis added).” To further clarify, credit memos are primarily issued to customers for changes to their billing information (e.g. vacancies or job cancellations) subsequent to the billing of an original invoice. Accordingly, credit memos primarily reflect the timing of when customer billing changes are known.
The historical data used as a starting point for the sales allowance estimates included sales adjustments through the most recent period available. In other words, the Company’s assessment performed at October 31, 2009 was based on an analysis of actual credit memos issued for a two-year period ended August 31, 2009, and incorporated the period in which the Company experienced negative trends related to its clients. As noted on pages 15 and 18 of the Form 10-Q for the quarter ended January 31, 2010, the noted negative trends related to the Company’s clients were primarily experienced in the first half of 2009. The Company’s sales allowance also included consideration of sales adjustments and known or expected trends through the date of issuance of the consolidated financial statements. The sales allowance analysis performed at October 31, 2009 concluded that a 1% reserve of gross accounts receivable was appropriate. The Company’s consideration of sales adjustments and known or expected trends did not result in an adjustment to the historical sales allowance rate, as the Company did not believe that the extent or duration of sales declines were expected to be significant enough to warrant adjustment to its historical data. As noted above, beginning in the second half of 2009 and continuing through January 31, 2010, the negative trends related to the Company’s clients improved, which is supported by the fact that consolidated revenues for the three months ended July 31, 2009, October 31, 2009 and January 31, 2010 remained flat at $870.6 million, $868.0 million and $869.9 million, respectively. The Company further advises the Staff that subsequent sales credit activity does not suggest that our historical sales allowance was inadequate.

ABM Industries Incorporated
June 25, 2010

Note 11 — Commitments and Contingencies
Contingencies, page 61
6.
We read your response to comment three. Please confirm that you will include disclosure in future filings regarding your policy associated with the recognition of gain contingencies as required by ASC 235-10-50.

Response:
The Company will provide the requested disclosure in future filings.
Schedule 14A filed February 1, 2010
Compensation Discussion and Analysis
Annual Cash Performance Incentive Payments
CEO Annual Cash Performance Incentive Payment, page 15
7.
You disclose that the potential range of bonus for your CEO and other NEOs is 0% to 180% of target. We also note that the Compensation Committee normally references the benchmark group median (50th percentile) for each compensation element. Please disclose how the compensation committee determined a bonus range of 0% to 180% of target. Please provide this disclosure in future filings and tell us how you plan to comply.

Response:
The Compensation Committee references the benchmark group median when it establishes an executive’s target bonus. In establishing a bonus range of 0% to 180% of target, the Compensation Committee took into consideration the financial objectives and non-financial objectives that are used to measure performance in connection with determining annual cash incentive compensation. The Committee determined that for the portion of bonus that was based on financial objectives, the range of bonus should be from 0% to 200% of target, which reflects the bonus range median in the benchmark group. For the portion of bonus that was based on more subjective elements, the Compensation Committee determined that the range of bonus should be from 0% to 150% of target. It was the view of the Compensation Committee that a wider range of 0% to 200% was appropriate for measures that could be objectively determined but that there should be a narrower range with respect to measures that were subjective in nature. The range stated in the Proxy Statement of 0% to 180% of target reflects the Committee’s determination that this range was appropriate in light of the blend of financial and non-financial objectives.

ABM Industries Incorporated
June 25, 2010

In future filings, we will provide expanded disclosure as it relates to the Compensation Committee’s determination of bonus range in accordance with the detail provided in the narrative above.
8.
You disclose that after reviewing the results of the directors’ interviews and discussing them with the CEO Committee, the compensation committee determined that Mr. Slipsager had exceeded his performance objectives and recommended that he receive a cash incentive payment equal to 137% of his target bonus, which the CEO Committee approved. Please disclose specifically how Mr. Slipsager exceeded his performance objectives. Please also disclosure how the compensation committee and the CEO Committee determined that 137% of target bonus was the appropriate level of bonus to award to Mr. Slipsager. Please provide this disclosure in future filings and tell us how you plan to comply.

Response:
As discussed in the Proxy Statement, Mr. Slipsager’s performance objectives for fiscal year 2009 included a combination of goals relating to financial and strategic objectives, operational improvements and other non-financial goals. In reviewing Mr. Slipsager’s performance objectives, the Compensation Committee and the CEO Committee focused on the financial performance of the Company in an extremely difficult economic environment and Mr. Slipsager’s leadership skills as it related to navigating the Company in the midst of a severe recession. Financial metrics included pre-tax operating profit, earnings per share and operating cash flow. Based on the Company’s financial performance in these and other areas, it was determined that a rating of 97% achievement as it related to financial performance was appropriate. In reviewing the non-financial objectives, the Compensation Committee and the CEO Committee determined that Mr. Slipsager had exceeded his non-financial objectives in the areas of leadership, operational improvement, communication and Project Transform, noting in particular that the strength of his personal leadership and exceptional managerial abilities drove positive results across all divisions, despite the very challenging economic environment facing the Company in fiscal year 2009. Accordingly, the Compensation Committee and the CEO Committee assigned a rating of 177% as it related to the achievement of non-financial objectives. As financial and non-financial objectives are each weighted 50%, this resulted in an achievement level of 137% overall (48.5% financial plus 88.5% non-financial).

ABM Industries Incorporated
June 25, 2010

In future filings, we will provide expanded disclosure as it relates to the CEO’s annual cash incentive compensation, in accordance with the detail provided in the narrative above.
Annual Cash Performance Incentive Payments for NEOs (other than the CEO), page 16
9.
You disclose that the bonus calculations for Messrs. Lusk, McClure and Zaccagnini and Ms. McConnell also took into consideration their Individual Performances, and, in the case of Mr. Lusk and Ms. McConnell, Department Results. As you have done for both Corporate Results and Business Unit Results, please disclose how you calculated the ratings for individual and departmental objectives for each NEO, other than the CEO. For example, you disclose that Mr. Lusk’s individual and department performance objectives included the continued implementation of the on-going systems upgrade and design and deployment of business solutions, completing the transition of certain information technology services away from the former outsource provider, improving company profitability through enhanced financial discipline and capabilities, and maintenance and enhancement of internal controls and procedures, and his success in achieving his individual and departmental objectives was rated by the compensation committee at 130.0% and 125.0%, respectively. What factors led the compensation committee to determine that 130.0% of target bonus was the appropriate level of bonus to reward Mr. Lusk for achieving his individual objectives and what factors led the compensation committee to determine that 125.0% of target bonus was the appropriate level of bonus to reward Mr. Lusk for achieving his departmental objectives? Additionally, how did the compensation level of bonus to award to Mr. Lusk? Please provide this disclosure in future filings and tell us how you plan to comply.

Response:
The Company has set forth in Attachment 1 the section of the Proxy Statement that discusses the annual bonuses for Messrs. Lusk, McClure and Zaccagnini and Ms. McConnell. It contains the modifications that the Company would propose to make in future filings in response to the Staff’s comments, using the facts of 2009 fiscal year. The modified text has been marked to show changes for the convenience of the Staff.
Equity Incentives, page 19
10.
We note your disclosure regarding the three types of equity-based awards you utilize in compensating your NEOs: performance shares, restricted stock units and stock options. We also note that the “Stock Awards” column of the Summary Compensation Table for Fiscal Year 2009 represents amounts recognized for restricted stock units and that the “Option Awards” column represents amounts recognized for stock options. Please tell us where the amounts recognized for performance shares appear in the Summary Compensation Table for Fiscal Year 2009. We note a similar comment issued to you previously in our comment letter dated March 10, 2008. See comment number 5 of the March 10, 2008 letter.

ABM Industries Incorporated
June 25, 2010

Response:
The amounts shown in the “Stock Awards” column of the Summary Compensation Table for fiscal year 2009 include amounts recognized for financial statement purposes in fiscal year 2009 and prior years in accordance with Accounting Standards Codification ™ 718, “Compensation-Stock Compensation” for performance shares. In preparing the Summary Compensation Table for Fiscal Year 2008, the reference to performance shares that the Company indicated would be included in future disclosures in its response letter to the SEC in March 2008 was inadvertently overlooked. Unfortunately, this mistake then persisted in the Summary Compensation Table for Fiscal Year 2009. In connection with future filings, the Summary Compensation Table will appropriately reference the types of equity awards associated with column (e) and the other information required by Item 402(c) of Regulation S-K.
Fiscal Year 2009 Equity Incentives, page 20
11.
We note the formula used to calculated shares earned under the 2009 Performance program and that if the formula produced a value creation number greater than $216.7 million, shares would be earned at 125% of target while if the formula produced a value creation number less than $141.3 million, no shares would be earned. Please explain the significance of the $216.7 million and $141.3 million figures and how such figures were chosen. Also, please explain how the number of performance shares per NEO was decided for each NEO, as well as how the number of RSUs and stock options for each NEO was decided. Please provide this disclosure in future filings and tell us how you plan to comply.

Response:
As described in the 2010 Proxy Statement, the 2009 Performance Share program was based on metrics relating to operating cash flow and earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) in fiscal year 2009. Based on certain Company forecasts established at the beginning of fiscal year 2009 relating to operating cash flow and EBITDA for fiscal year 2009, the Compensation Committee determined that performance at the forecasted levels would result in a value creation equal to $188.4 million (“target”). Accordingly, value creation equal to target would result in 100% of the performance shares awarded in fiscal year 2009 being earned. The Compensation Committee determined that if value creation equaled or exceeded 115% of target, i.e., $216.7 million, performance shares would be earned in an amount equal to 125% of the original grant. Conversely, the Compensation Committee determined that if value creation was less than 75% of target, i.e., $141.3 million, no performance shares would be earned. The Committee considers that these percentages and parameters create appropriate performance incentives for key employees. In future filings we will provide additional detail similar to the detail provided here with respect to awards earned under relevant performance share programs.

ABM Industries Incorporated
June 25, 2010

As described in the Proxy Statement, the Compensation Committee believes that equity awards to NEOs should generally consist of a mix of performance shares, restricted stock units and stock options. The mix is designed to be weighted more heavily towards equity which is performance-based (performance shares and stock options). The exact number of performance shares, restricted stock units and stock options granted to NEOs is determined by the Committee based on considerations relating to external bench-marks and internal cost considerations as well as to the NEOs performance during the past year. Taking these factors into consideration, the Committee determined to grant the CEO equity in an aggregate amount equal to 100% of base salary, for Mr. Lusk equity in an aggregate amount equal to 50% of base salary, for Mr. McClure equity in an aggregate amount equal to 55% of base salary, for Mr. Zaccagnini an amount equal to 50% of base salary, and for Ms. McConnell equity in an aggregate amount equal to 25% of base salary. In each case, 50% of the equity grant was allocated to performance shares, 25% of the equity grant was allocated to restricted stock units and 25% was allocated to stock options.
In future filings, we will provide expanded disclosure as it relates to NEO equity grants in accordance with the detail provided in the narrative above.
12.
Please explain how for fiscal years 2007-2009, the average annual revenue figures and the average profit margin resulted in 75% of the performance shares vesting under the 2007-2009 Performance Share program. Please provide this disclosure in future filings and tell us how you plan to comply.

Response:
As discussed in the Proxy Statement, the 2007-2009 Performance Share program was based on (1) three-year average profit margin (for persons who received grants in the first five months of the performance period) or two-year average profit margins (for persons who received grants in the latter half of fiscal year 2007) and (2) three-year or two-year average annual revenues, depending on when the Performance Share grant was made.
The 2007-2009 Performance Share program metrics were as set forth in the two tables below with respect to the three-year average profit margin and three- year average annual revenues and two-year average profit margin and two-year average annual revenues, respectively.

ABM Industries Incorporated
June 25, 2010

Award Determination (% of shares vesting) for 3-year Performance Period

	3.25% or higher	0%	70%	75%	80%	90%	100%
3-Year	3.00% – 3.24%	0%	65%	70%	75%	80%	90%
Average	2.75% – 2.99%	0%	60%	65%	70%	75%	80%
Profit	2.50% – 2.74%	0%	55%	60%	65%	70%	75%
Margin	2.25% – 2.49%	0%	50%	55%	60%	65%	70%
	<2.25%	0%	0%	0%	0%	0%	0%
		<$3.05B	$3.05B – $3.09B	$3.10B – $3.14B	$3.15B – $3.19B	$3.20B – $3.24B	$3.25B and up
3-Year Average Revenue
Award Determination (% of shares vesting) for 2-year Performance Period
Performance Share Matrix for Employees Hired in 2007 After the Initial Grant

	3.25% or higher	0%	70%	75%	80%	90%	100%
2-Year	3.00% – 3.24%	0%	65%	70%	75%	80%	90%
Average	2.75% – 2.99%	0%	60%	65%	70%	75%	80%
Profit	2.50% – 2.74%	0%	55%	60%	65%	70%	75%
Margin	2.25% – 2.49%	0%	50%	55%	60%	65%	70%
	<2.25%	0%	0%	0%	0%	0%	0%
		<$3.05B	$3.05B – $3.09B	$3.10B – $3.14B	$3.15B – $3.19B	$3.20B – $3.24B	$3.25B and up
2-Year Average Revenue
Actual results for Fiscal Years 2007 through 2009 with respect to revenues and profit margin were as set forth in the table below.

	2009	2008	2007	3-Yr Average	2-Yr Average
Revenues	$3,481,823	$3,623,590	$2,706,105	$3,270,506	$3,552,707
Profit Margin	2.65%	2.75%	2.85%	2.74%	2.70%

ABM Industries Incorporated
June 25, 2010

Actual results achieved translated into grants made under the 2007-2009 Performance Share program being earned at a 75% level under both the three-year performance period and the two-year performance period as reflected in the preceding tables.
With respect to future filings, we will provide detail along the lines reflected above in relationship to describing achievement under future performance share programs. The 2007-2009 Performance Share program is now completed and the description of future Performance Share programs will reflect the designs of such programs which may not be similar to the 2007-2009 Performance Share program.
*****
On behalf of the Company, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;
•
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to any of the information in this letter, you can telephone me at 212-297-9871. My fax number is 866-422-0963.
Very truly yours,
/s/ James Lusk
James Lusk
Executive Vice President & Chief Financial Officer

ABM Industries Incorporated
June 25, 2010

Attachment 1
The bonus calculations for Messrs. Lusk, McClure and Zaccagnini and Ms. McConnell also took into consideration their Individual Performances, and, in the case of Mr. Lusk and Ms. McConnell, Department Results. The individual and department performance objectives varied depending on the nature of responsibilities of each executive. All executives had objectives pertaining to leadership development. ~~Other individual and department performance objectives varied depending on the nature of responsibilities of each executive.~~ Unlike assessing achievement of objectives relating to Corporate Results and Business Unit Results, determining the achievement of objectives relating to Individual Performance and Department Results involves subjective judgments by the Compensation Committee.
Mr. Lusk’s individual ~~and department~~ performance objectives included components relating to (a) general management, (b) customer relations/ market development, and (c) compliance/administration. Points were assigned to each component based on the Committee’s assessment of the executive’s performance. A rating of unsatisfactory with respect to one component would equal one point whereas a rating of outstanding would equal five points. Accordingly, the total number of points which could be achieved with respect to these three components ranged from a low of 3 points to a high of 15 points. Modifiers were then assigned based on total points achieved, with a score of 15 points resulting in a modifier equal to 150%, 9 points resulting in a modifier of 100%, and less than 5 points resulting in a modifier of 0%. In assessing the degree to which Mr. Lusk achieved these performance objectives, the Committee reviewed Mr. Lusk’s self-assessment and took into consideration the assessment of the CEO. The Committee then determined that Mr. Lusk had achieved 13 points, out of a possible 15 points, resulting in a modifier of 130%.
Mr. Lusk’s department performance objectives included components relating to (a) the continued implementation of the Company’s on-going systems upgrade and design and deployment of business solutions, (b) completing the transition of certain information technology services away from the former outsource provider, (c) improving Company profitability through enhanced financial discipline and capabilities, and (d) the maintenance and enhancement of internal controls and procedures. ~~His~~The Compensation Committee reviewed Mr. Lusk’s department performance objectives, assessing how the department performed against objectives, after taking into consideration Mr. Lusk’s self-assessment and the assessment of the CEO with respect to the accomplishment of Mr. Lusk’s department performance objectives. The Committee did not assign points to these objectives but rather reviewed performance on a qualitative basis ranging from “Outstanding” to “Unsatisfactory”, with an overall assessment of “Outstanding” resulting in a modifier of 150%; an overall assessment of “Meets Requirements” resulting in a modifier of 100%; and an overall assessment of “Unsatisfactory” resulting in a modifier of 0%. Mr. Lusk’s overall success in achieving his ~~individual and~~ departmental objectives was rated by the Compensation Committee ~~at 130.0% and 125.0%, respectively, as recommended by the CEO.~~ as “Very Good”, resulting in a modifier of 125%.
Mr. McClure’s individual performance objectives included components relating to (a) general management, (b) customer relations/market development, (c) compliance/administration, and (d) certain individual objectives involving achieving or exceeding certain targets relating to profits and profit margins in the janitorial segment, continued focus on expense management, identifying additional savings opportunities within the Janitorial segment, realignment of leadership responsibilities in relationship to business needs, identification of business opportunities, and enhanced linkage between incentives and critical business drivers. ~~Mr. McClure’s success in achieving his objectives was rated by the Compensation Committee at a 130.0% individual performance funding level, as recommended by the CEO~~ Points were assigned to each of these components based on the Committee’s assessment of the executive’s performance, with a rating of “unsatisfactory” equal to one point and a rating of “outstanding” equal to five points, The total number of points achievable accordingly ranged from a low of 4 to a high of 20. Modifiers were assigned to the total points achieved, with a total of 20 points resulting in a modifier equal to 150%, a total of 12 points resulting in a modifier of 100%, and less than 7 points resulting in a modifier of 0%. The Committee assessed these components, after considering Mr. McClure’s self-assessment and the assessment of the CEO. Based on its assessment of Mr. McClure’s performance in these areas, the Committee determined that that Mr. McClure had achieved a total of 18 points out of a possible 20 points, resulting in a modifier of 130%.

ABM Industries Incorporated
June 25, 2010

~~Mr. Zaccagnini’s individual objectives included~~Mr. Zaccagnini’s individual performance objectives included components relating to the areas of (a) general management, (b) customer relations/market development, (c) compliance/administration, and (d) certain specified individual objectives, including achieving or exceeding certain budgeted targets for profits, ~~with~~ continued focus on generating positive cash flow, development of certain “brand” opportunities within the Engineering segment, and exploration of acquisition opportunities in the Engineering, Security and Parking business segments. ~~His success in achieving his objectives was rated by the Compensation Committee at an overall 140.0% individual performance funding level, as recommended by the CEO~~ Points were assigned to each of these components, on the same basis as described above with respect to Mr. McClure, with the total number of points achievable ranging from a low of 4 to a high of 20. Modifiers were assigned to the total points achieved, with a total of 20 points resulting in a modifier equal to 150%, a total of 12 points resulting in a modifier of 100%, and less than 7 points resulting in a modifier of 0%. The Compensation Committee assessed Mr. Zaccagnini’s performance with respect to each of these components, after considering Mr. Zaccagnini’s self-assessment and the assessment of the CEO, and determined that he had achieved a total of 19 points out of a possible 20, resulting in a modifier of 140%.
Ms. McConnell’s individual ~~and~~performance objectives included components in the areas of (a) general management, (b) customer relations/market development, and (c) compliance/ administration ratings. Points were assigned for each area, on the same basis as described above with respect to Mr. Lusk, with the total number of points ranging from a low of 3 to a high of 15. Modifiers were then assigned based on total points achieved, with a high of 15 resulting in a modifier equal to 150%, 9 points resulting in a modifier of 100%, and less than 5 points resulting in a modifier of 0%. The Committee assessed Ms. McConnell’s performance with respect to each of these components, after considering Ms. McConnell’s self-assessment and the assessment of the CEO, and determined that she had achieved a total of 11 points, out of a possible 15 points, resulting in a modifier of 115%.
Ms. McConnell’s department performance objectives included (a) maintaining the strength of the legal department, (b) providing ongoing support to the Board of Directors, with emphasis on corporate governance, (c) partnering with the Company’s risk management function to identify opportunities for risk reduction, (d) continued monitoring and evaluation of litigation functions, and (e) support relating to the planning and development of compliance-related tools for the Company. ~~Her~~The Compensation Committee reviewed Ms. McConnell’s department objectives, assessing how the department performed against objectives, taking into consideration Ms. McConnell’s self-assessment and the assessment of the CEO with respect to Ms. McConnell’s department performance objectives. The Committee did not assign numerical points to these department objectives but rather assessed performance on a qualitative standard ranging from “Outstanding” to “Unsatisfactory”, with an overall assessment of “Outstanding” resulting in a modifier of 150%; an overall assessment of “Meets Requirements” resulting in a modifier of 100%; and an overall assessment of “Unsatisfactory” resulting in a modifier of 0%. Ms. McConnell’s overall success in achieving her ~~individual and~~ departmental objectives was rated by the Compensation Committee ~~at 115.0% and 127.0%, respectively, as recommended by the CEO~~as “Very Good”, resulting in a modifier of 127%.